Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The subsidiaries below are owned by Forest City Enterprises, Inc. except where a subsidiary’s name is indented, in which case that subsidiary is owned by the next preceding subsidiary whose name is not so indented. Names of certain subsidiaries have been omitted. These excluded subsidiaries, considered in the aggregate, do not constitute a significant subsidiary.

Name of Subsidiary	State of Incorporation/Organization
FC Basketball, Inc.	New York
Forest City Sports, LLC	New York
FCR Sports, LLC	New York
Nets Sports and Entertainment, LLC	Delaware
Forest City Rental Properties Corporation	Ohio
F.C. Member, Inc.	New York
Forest City Commercial Group, Inc.	Ohio
Forest City Residential Group, Inc.	Ohio
FC Hawaii, Inc.	Hawaii
Forest City Stapleton Land, Inc.	Colorado
Stapleton Land, LLC	Colorado
Ironwood Insurance Company	Arizona